TRISTATE CAPITAL HOLDINGS, INC.
ONE OXFORD CENTRE
301 GRANT STREET, SUITE 2700
PITTSBURGH, PENNSYLVANIA 15219

                                            April 7, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:    TriState Capital Holdings, Inc.
Definitive Proxy Statement on Schedule 14A (File No. 001-35913 )

Ladies and Gentlemen:

    On the date referenced above TriState Capital Holdings, Inc. (the “Company”) filed its definitive proxy statement on Schedule 14A and notice of annual meeting (collectively with the Company’s Annual Report to Shareholders, the “Proxy Materials”) relating to the Company’s 2021 Annual Meeting of Shareholders to be held on May 17, 2021 (the “Annual Meeting”). As further described in the Proxy Materials, at the Annual Meeting the Company’s shareholders will be asked to approve an amendment to the Company’s 2014 Omnibus Incentive Plan (the “Plan”). If the amendment to the Plan is approved, an additional 800,000 shares of the Company’s common stock, no par value (the “Additional Shares”), will be available for issuance under the Plan. A copy of the Plan, as proposed to be amended, was filed as Appendix A to the proxy statement.

    Pursuant to Instruction 5 to Item 10 of Schedule 14A, please be advised that if the Plan is approved, the Company intends to register the issuance of the Additional Shares on a Registration Statement on Form S-8 promptly following the completion of the Annual Meeting.

    If you have any questions or comments, please feel free to contact the undersigned at (412) 304-0406 or via e-mail at KFriedman@tscbank.com, or Matthew C. Franker at (202) 662-5895 or via email at mfranker@cov.com.

                                Very truly yours,

                                Karla Villatoro de Friedman
                                General Counsel

cc:    Matthew C. Franker
Covington & Burling LLP